TODEX CORP.

1810 E Sahara Ave, Office 219, Las Vegas, NV 89104

Tel. (702) 997-2502

April 13, 2015

Mr. Gabriel Eckstein

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Todex Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed March 20, 2015

       File No. 333-201288

Dear Mr. Gabriel Eckstein:

Todex Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated February 27, 2015 (the "Comment Letter"), with reference to the Company's amendment number 1 to registration statement on Form S-1 filed with the Commission on February 13, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We have reviewed your response to prior comment 1 and we continue to believe that your development stage business activities and your assets are consistent with those of a shell company as defined in Securities Act Rule 405. Please note that the definition of a shell company as set forth in Rule 405 under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Rather, it is determined based on the amount and nature of your current assets and operations. Notwithstanding your response to prior comment 1 that your sole customer paid a retainer, your interim financials continue to show no revenues. In addition, we note that your balance sheets reflect assets consisting solely of cash and a deposit of $330. Accordingly, please revise your disclosure to state on the cover page, page 27, and elsewhere as appropriate, that you are a shell company as defined in Securities Act Rule 405. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

Our response: We have revised our disclosure in accordance with the comments of the commission.

Item 16. Exhibits, page 55

2. We note that you have revised Exhibit 23.1 to consent to the inclusion of your accountant’s review report dated March 18, 2015. However, your filing does not include this review report. Either remove such references to the review report or include the review report pursuant to Rule 8-03 of Regulation S-X. Further, if the references are not removed, please note that in lieu of providing a consent to the inclusion of the review report, your accountants should provide a letter acknowledging awareness of your use of their review report in your registration statement pursuant to the requirements of Item 601(b)(15) of Regulation S-K. The letter should be included as Exhibit 15 to your next amendment.

Our response: In response to this comment, such references to the review report dated March 18, 2015 has been removed.

3. We note that you have provided an updated consent from your independent registered public accounting firm. Please continue to provide updated consents in future amendments, if deemed necessary. In this regard, we refer you to Item 601 of Regulation S-K.

Our response: We have filed an updated consent from your independent registered public accounting firm.

Please direct any further comments or questions you may have to the company at todexcorp@yandex.com

Thank you.

Sincerely,

/S/ Vladislav Ermolovich

Vladislav Ermolovich, President